HUMAN RESOURCES APPENDIX TO THE FORDING CONTRIBUTION AGREEMENT AND THE TECK CONTRIBUTION AGREEMENT

THIS AGREEMENT is made as of the 28th day of February, 2003.

BETWEEN:

4123212 Canada Ltd., a corporation existing under the laws of Canada,

(“Subco”)

- and -

Teck Cominco Limited, a corporation existing under the laws of Canada,

(“Teck”)

- and -

Fording Coal Partnership, a general partnership existing under the laws of the Province of Alberta,

(“Partnership”)

- and -

Elk Valley Operating Corporation, a corporation existing under the laws of Canada,

(“Elk Valley”)

RECITALS:

A.

On January 12, 2003, Fording Inc. (“Fording”), Teck Cominco Limited, Westshore Terminals Income Fund, Ontario Teachers’ Pension Plan Board and Sherritt International Corporation entered into a combination agreement (the “Combination Agreement”) which contemplated, among other things, the formation of the Partnership.

B.

On February 19, 2003, security holders of Fording approved the adoption of the Plan of Arrangement which provides for the reorganization of the way in which the equity in the business of Fording is held, whereby ultimately all of the shares of New Fording will be held by an income trust known as “Fording Canadian Coal Trust”.

C.

Pursuant to the Plan of Arrangement, the following actions, among others,  are contemplated to occur on the Effective Date in the priority described below:

(a)

First, pursuant to a contribution agreement (the “FCL Contribution Agreement”), Fording Coal Limited (“FCL”) will transfer beneficial interest in the Inventories (as that term is defined in the FCL Contribution Agreement) and an undivided 75% interest in all of its other assets to the Partnership;

(b)

Second, FCL will be wound up and dissolved during which process FCL will transfer beneficial ownership in all of its property to Fording as its sole shareholder, and Fording will assume all obligations of FCL;

(c)

Third, Fording will be wound up and dissolved during which process Fording will transfer beneficial ownership in all of its property to New Fording as its sole shareholder, and New Fording will assume all obligations of Fording and FCL;

(d)

Fourth, Luscar and CONSOL will convey certain assets to New Fording, and in connection therewith, New Fording will offer employment to, or shall become the successor employer of, certain Luscar and CONSOL employees (the “Luscar/CONSOL Employees”); and

(e)

Fifth, New Fording will convey the Prairie Operations to SCPII (or its designate);

D.

In connection with the implementation of Plan of Arrangement and the formation of the Partnership, Teck will contribute to the Partnership all of the issued and outstanding shares of Elkview Coal Corporation (“ECC”);

E.

Those employees employed by ECC on the Effective Date will remain employed by ECC;

F.

In further connection with the implementation of Plan of Arrangement and the formation of the Partnership, the Partnership has established a wholly owned subsidiary, Elk Valley Operating Corporation (“Elk Valley”);

G.

The Partnership, or its nominee, Elk Valley, will offer employment to employees of New Fording, including for certainty, the Luscar/CONSOL Employees (collectively, the “New Fording Employees”);

H.

In order to facilitate an efficient transition upon completion of the Plan of Arrangement, all of the New Fording Employees will remain employed on the Effective Date by New Fording, as agents to the Partnership, and all New Fording Employees, except for the Excluded Employees, will be seconded to the Partnership during the period commencing on the Effective Date and expiring on the Employee Transfer Date (the “Period of Secondment”) pursuant to the terms of this Agreement (such seconded employees collectively referred to as the “Transferred Employees”);

I.

During the period commencing on the Effective Date and expiring on the Excluded Employee Transfer Date, the Excluded Employees will provide services to the Partnership pursuant to the terms of this Agreement;

J.

The Parties are entering into this Agreement to set forth the terms and conditions on which the Transferred Employees and Excluded Employees will be employed by New Fording and to provide for their respective services to the Partnership during the period of the secondment and for the transfer of the Transferred Employees and the Excluded Employees to the Partnership or its nominee, Elk Valley;

K.

The Parties are further entering into this Agreement to set forth the terms and conditions on which the costs of the Benefit Plans provided to the Transferred Employees and Excluded Employees will be paid prior to the Employee Transfer Date and Excluded Employee Transfer Date and the terms and conditions on which the Partnership or its nominee, Elk Valley will sponsor Benefit Plans for the Transferred Employees and the Excluded Employees following the Employee Transfer Date and the Excluded Employee Transfer Date, as applicable.

THEREFORE, the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1

Definitions

Whenever used in this Agreement, unless inconsistent with the subject matter or content thereof, the following words and terms shall have the meaning set out below:

(a)

“Act” has the meaning ascribed to it in Section 11.3;

(b)

“Administrative and Industrial Minerals Services Agreement” means the agreement between New Fording and the Partnership dated February 28, 2003 pursuant to which the Partnership will make personnel of the Partnership available to New Fording, and will provide to New Fording administrative services and services in respect of the Industrial Minerals Operations to support the management of New Fording and the Industrial Minerals Operations by the Board of Directors of New Fording and the officers of New Fording

(c)

“Applicant” has the meaning ascribed to it in Section 11.3(c);

(d)

“Arbitrator” has the meaning ascribed to it in Section 11.3(c);

(e)

“Benefit Plans” means plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered which New Fording is a party to or bound by or which the Transferred Employees, Excluded Employees or Former Employees participate in or under which New Fording has, or will have, any liability or contingent liability, relating to:

(i)

Pension Plans;

(ii)

plans in the nature of insurance plans, providing for employment benefits relating to disability or wage or benefits continuation during periods of absence from work (including, short-term disability, long-term disability, workers compensation and maternity and parental leave), and any and all employment benefits relating to hospitalization, healthcare, medical or dental treatments or expenses, life insurance, accidental death and dismemberment insurance, death or survivor’s benefits and supplementary employment insurance, in each case regardless of whether or not such benefits are insured or self-insured and including post-retirement non-pension benefit plans;

(iii)

base pay or salary; or

(iv)

plans in the nature of compensation plans, which means all employment benefits relating to bonuses, incentive pay or compensation, performance compensation, deferred compensation, profit sharing or deferred profit sharing, share purchase, share option, unit purchase, unit option, stock appreciation, phantom stock, vacation or vacation pay, sick pay, severance or termination pay, employee loans or separation from service benefits, or any other type of arrangement providing for compensation or benefits additional to base pay or salary;

with respect to any of Transferred Employees, Excluded Employees or Former Employees, directors or officers, individuals working on contract with New Fording or other individuals providing services to any of them of a kind normally provided by employees (or any spouses, dependants, survivors or beneficiaries of any such persons) excluding Statutory Plans;

(f)

“Change in Control Agreements” means the change in control agreements between FCL, Fording and certain executives and the trust agreement and letters of credit connected thereto which have been assumed by New Fording effective as of the Closing Date;

(g)

“Claims” means any claim, demand, action, cause of action, damage, loss, costs, liability or expense, including reasonable professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding (including defence and settlement of any proceeding) relating to any of the foregoing;

(h)

“Collective Agreements” means collective agreements and related documents including all benefit agreements, letters of understanding, letters of intent and other written communications with bargaining agents or Trade Unions relating to the Transferred Employees;

(i)

“Combination Agreement” has the meaning ascribed to it in the Recitals to this Agreement;

(j)

“Common Schedule” means the schedule entitled “Common Definitions, Principles of Interpretation and General Provisions”, which is attached to this Agreement;

(k)

“Confidential Employee Information” is any information, whether in electronic or in written form, relating to the Transferred Employees in respect of their employment with New Fording or Teck, as applicable, including but not limited to any employee files and any medical and Benefit Plan information;

(l)

“Continuing Directors of New Fording” means those directors of New Fording who were directors of Fording immediately prior to the Effective Date;

(m)

“Court” shall have the meaning ascribed to it in Section 11.3(c);

(n)

“ECC” has the meaning ascribed to it in the Recitals to this Agreement;

(o)

“ECC Partnership DC Pension Plan” has the meaning ascribed to it in Section 6.3(a);

(p)

“Elk Valley Operating Corporation” has the meaning ascribed to it in the Recitals to this Agreement;

(q)

“Elkview DC Members” means the employees of ECC who are not unionized and who are members of the Teck DC Pension Plan;

(r)

“Employee Transfer Date” means 12:01 a.m. Mountain Standard time on January 1, 2004 or such other date as the Parties may mutually agree;

(s)

“Employment Contracts” means oral and written contracts relating to Transferred Employees and includes employment, termination, severance, retention and change of control arrangements, but excludes the Collective Agreements, Benefit Plans and contracts and agreements relating to Benefit Plans;

(t)

“Employment Costs” means all Payroll Costs and all other costs (whether determined on a cash basis or on an accounting basis), expenses, premiums, payments, contributions or claims payable to, payable on behalf of or in respect of, the Transferred Employees by New Fording in respect of the Period of Secondment under the terms of the Collective Agreements, the Employment Contracts and Benefit Plans, or by operation of law (whether arising pursuant to statute or common law) including but not limited to termination and severance under statute, common law, contract, Change in Control Agreements, or otherwise, the employer portion of any premium, payment or contribution in respect of a Statutory Plan and the costs associated with financing and obtaining any letter of credit required to secure any obligation under the terms of the Collective Agreements, the Employment Contracts, Change in Control Agreements and Benefit Plans including the costs and expenses incurred by a demand being made on, or the triggering of payment under, any such letter of credit;

(u)

“Excluded Employees” means New Fording Employees listed on Schedule “A”, and any other employees New Fording, in its discretion, designates or hires prior to the Excluded Employee Transfer Date and does not second to the Partnership;

(v)

“Excluded Employee Services” has the meaning ascribed to it in Section 2.1(b);

(w)

“Excluded Employee Transfer Date” has the meaning ascribed to it in Section 2.1(b);

(x)

“Existing SPP Letter of Credit” has the meaning ascribed to it in Section 7.2;

(y)

“Fees” has the meaning ascribed to it in Section 2.2;

(z)

“Fording Contribution Agreement” means the agreement among FCL, Subco and the Partnership dated February 28, 2003;

(aa)

“Fording Contributed Assets” means the “Contributed Assets” as such term is defined in the Fording Contribution Agreement;

(bb)

“Fording Disclosure Letter” means the disclosure letter of Fording delivered prior to the execution of the Combination Agreement;

(cc)

“Fording Disclosure Record” has the meaning ascribed to it in the Combination Agreement;

(dd)

“Former Employee” means any former employee of New Fording relating to the New Fording Business who was eligible for post-retirement benefits under the Benefit Plans as of the Employee Transfer Date;

(ee)

“Governmental Authority” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal, dispute settlement panel or body or other law, rule or regulation-making entity:

(i)

having or purporting to have jurisdiction on behalf of any nation, province, state or other geographic or political subdivision thereof; or

(ii)

exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

(ff)

“Information Circular” means Fording’s Notice of Special Meeting, Notice of Petition and Information Circular dated November 20, 2002, including all accompanying appendices thereto, as supplemented and amended by the information circular dated December 8, 2002, the supplement dated December 30, 2002 and the supplement dated January 27, 2003, and all appendices thereto;

(gg)

“Laws” means applicable laws (including common law), statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees and judicial, arbitral, administrative, ministerial or departmental judgements, awards or other requirements of any Governmental Authority;

(hh)

“Luscar” means Luscar Ltd., a corporation indirectly wholly-owned by the Luscar Partnership, except in respect of the Luscar Contributed Assets and the delivery of consideration in connection therewith, in which case “Luscar” shall mean Luscar Ltd. and or affiliated entities of OTPP and Sherritt;

(ii)

“Luscar Contributed Assets” means the assets of the Luscar/CONSOL Joint Venture that will be purchased by FCL pursuant to the terms of the agreement between Fording, Luscar (and/or affiliated entities of OTPP and Sherritt) and

CONSOL Energy Inc. (and its relevant subsidiaries) describing the terms on which FCL will purchase the Luscar Contributed Assets;

(jj)

“Luscar/CONSOL Employees” has the meaning ascribed to it in the Recitals to this Agreement;

(kk)

“Luscar/CONSOL Joint Venture” means the joint venture in which Luscar and CONSOL are equal participants formed for the purpose of mining and preparing coal from the Luscar mine, the undeveloped Cheviot mine project and the Line Creek Mine;

(ll)

“Members” means William A. Fleming, James Henderson, Darwin Robinson, David Rouleau and Daniel Wyatt;

(mm)

“Member Partnership Pension Plan” has the meaning ascribed to it in Section 6.1(a);

(nn)

“Member Transfer Date” means 12:01 a.m. Mountain Standard time on January 1, 2004 or such other date as the Parties may mutually agree as the date upon which the Members who have accepted the Partnership’s offer of employment commence employment with the Partnership;

(oo)

“New Fording Business” means the business conducted in relation to the Fording Contributed Assets;

(pp)

“New Fording Employees” has the meaning ascribed to it in the Recitals to this Agreement;

(qq)

“New Fording Pension Plans” means collectively the:

(i)

the Pension Plan For Alberta Employees Of Fording Coal Limited (the  “Alberta Plan”);

(ii)

the Pension Plan For British Columbia Administrative Employees Of Fording Coal Limited (the “B.C. Administrative Employees Plan ”);

(iii)

the Pension Plan For Coal Mountain Operating Employees Of Fording Coal Limited (the “Coal Mountain Plan”);

(iv)

the Pension Plan For Greenhills Employees Of Fording Coal Limited (the “Greenhills Plan”);

(v)

the Fording Coal Limited and United Steelworkers of America, Local 7884 Pension Plan (the “Steelworkers Plan”); and

(vi)

such other registered pension plan(s) as may be assumed or established by New Fording as required by the Combination Agreement or to give effect to the Transaction, including any registered pension plan required to be established by New Fording for the Luscar/CONSOL Employees.

(rr)

“New Fording SPP” means the Supplemental Pension Plan of Fording Coal Limited;

(ss)

“Non-Pension Benefit Plan” means those Benefit Plans (including related insurance polices and agreements) sponsored by New Fording other than Pension Plans;

(tt)

“Non-Unionized Transferred Employees” means those hourly and salaried Transferred Employees whose terms of employment are not covered by the terms of a Collective Agreement including employees on disability or other leave of absence;

(uu)

“Notice” shall have the meaning ascribed to it in Section 11.1;

(vv)

“Notice to Arbitrate” shall have the meaning ascribed to it in Section 11.3(b);

(ww)

“OTTP” means the Ontario Teachers’ Pension Plan, a non-share capital corporation established under the laws of the Province of Ontario;

(xx)

“Partnership Pension Plan” has the meaning ascribed to it in Section 6.2(b);

(yy)

“Payroll Costs” means all amounts payable to the Transferred Employees in the form of salary or wages, including bonuses, incentive compensation, vacation pay and all amounts required to be withheld from such amounts on account of income tax, statutory withholdings and contributions to Benefit Plans and Statutory Plans;

(zz)

“Pension Liabilities” means, in relation to the Teck DB Pension Plan, the greater of the going concern liabilities and solvency liabilities for the benefits accrued by the Members and Teck Employees (but excluding any money purchase accruals), calculated as of February 28, 2003 or the Teck Employee Transfer Date, as applicable, using the actuarial assumptions and methods used in the most recently filed actuarial report in connection with the Teck DB Plan;

(aaa)

“Pension Plans” means all benefits relating to retirement or retirement savings including pension plans, pensions or supplemental pensions, “registered retirement savings plans” (as defined in the Tax Act), “registered pension plans” (as defined in the Tax Act) and “retirement compensation arrangements” (as defined in the Tax Act);

(bbb)

“Pension Transfer Date” means the date the assets from the Teck DB Pension Plan are actually transferred from the pension fund of the Teck DB Pension Plan to the funding medium of the Member Partnership Pension Plan or Partnership Pension Plan, as applicable;

(ccc)

“Pension Transfer Date Amount” means, the amount of assets of the Teck DB Pension Fund to be transferred to the funding medium of the Member Partnership

Pension Plan or the Partnership Pension Plan, determined as at the Pension Transfer Date and calculated in accordance with Section 6.10 of this Agreement;

(ddd)

“Period of Secondment” has the meaning ascribed to it in the Recitals of this Agreement;

(eee)

“Post-Retirement Plans” means any Benefit Plans providing for post-retirement medical, dental, vision, transition or life insurance benefits or similar arrangements;

(fff)

“Regulatory Amount” has the meaning set forth in Section 6.9;

(ggg)

“Related Services” means:

(i)

payroll services including the payment of salaries, benefits, incentives and any other amounts paid to or on behalf of the Transferred Employees;

(ii)

administration of the human resources, pension, benefit, incentive and other programs related to the Transferred Employees;

(iii)

such other administrative, management, or personnel related services as are desirable to further the operations of the Partnership and the employment of the Transferred Employees;

(iv)

procurement of experts and consultants as may be necessary or desirable in relation to the delivery of the Services described herein;

(v)

maintenance of all records and documents relating to the Transferred Employees and the provision of the Services hereunder; and

(vi)

such other services as may be agreed to by the Parties from time to time in accordance with the terms of this Agreement;

(hhh)

“Related Services Costs” means all reasonable costs (whether determined on a cash basis or an accounting basis) incurred by New Fording or Teck, as applicable, in providing the Related Services to the Partnership;

(iii)

“Respondent” shall have the meaning ascribed to it in Section 11.3(c);

(jjj)

“Services” shall have the meaning set forth in Section 2.1;

(kkk)

“Sherritt” means Sherritt International Corporation, a corporation governed by the laws of New Brunswick;

(lll)

“Statutory Plans” means statutory benefit plans which the Company or any of the Subsidiaries are required to participate in, or comply with, including the Canada and Quebec Pension Plans and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

(mmm)

“Taxes” shall have the meaning set forth in Section 2.5;

(nnn)

“Teck DC Pension Plan” means the Pension Plan for Salaried Employees of Teck Cominco Limited and Associated Companies;

(ooo)

“Teck DB Pension Fund” means the fund under which the assets for the Teck DB Pension Plan are held;

(ppp)

“Teck DB Pension Plan” means the Pension Plan for Executive and Qualified Senior Salaried Employees of Teck Cominco Limited and Associated Companies;

(qqq)

“Teck Employees” means those employees of Teck or its nominee, Elk Valley, who are seconded to the Partnership as part of the Transaction;

(rrr)

“Teck Employee Transfer Date” means 12:01 a.m. Mountain Standard time on January 1, 2004 or such other date as the Parties may mutually agree as the date upon which the Teck Employees who have accepted the Partnership’s offer of employment commence employment with the Partnership;

(sss)

“Trade Union” means an organization of employees formed for the purposes that include the regulation of relations between employees and employers and includes a provincial, national or international trade union, a certified bargaining agent and any organization which has been declared a trade union pursuant to applicable labour relations legislation;

(ttt)

“Transfer Amount” has the meaning set forth in Section 6.5;

(uuu)

“Transferred Employees” has the meaning ascribed to it in the Recitals to this Agreement and includes any other persons hired by either New Fording or Teck prior to the Employee Transfer Date and who are seconded to the Partnership and who have not resigned or been otherwise terminated by New Fording or Teck in accordance with this Agreement;

(vvv)

“Transferred Employees’ SPP Benefits” has the meaning ascribed to it in Section 7.1(b); and

(www)

“Unionized Transferred Employees” means those Transferred Employees who are covered by a Collective Agreement at any time during the Period of Secondment.

Terms that are defined in the Common Schedule and not otherwise defined in this Agreement have the meanings given to those terms in the Common Schedule.

1.2

Interpretation and General Provisions

The rules of interpretation and general provisions outlined in the Common Schedule apply to this Agreement.

1.3

Schedules

The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Excluded Employees

Schedule “A”

Assignment and Assumption Agreement

Schedule “B”

Common Schedule

Schedule “C”

ARTICLE 2
SECONDMENT AND EXCLUDED EMPLOYEE SERVICES

2.1

Services and Excluded Employee Services

(a)

New Fording shall, during the Period of Secondment, provide to the Partnership the services of all of the Transferred Employees and all Related Services (collectively, the “Services”).

(b)

New Fording shall contract out the services of the Excluded Employees to the Partnership (the “Excluded Employee Services”) until the Employee Transfer Date or such later date, to be determined by New Fording in its sole discretion acting reasonably (the “Excluded Employee Transfer Date”).

2.2

Fees

(a)

The Partnership shall pay to New Fording an amount equal to the Employment Costs and the Related Services Costs in connection with the provision of the Services during the Period of Secondment (collectively, the “Fees”).

(b)

From the Effective Date to the Excluded Employee Transfer Date, New Fording will remain the employer of the Excluded Employees and the Partnership will pay for the Excluded Employee Services on a cost-plus basis after the receipt of an invoice from New Fording, such payments to be in addition to the Fees for the Transferred Employees.  For greater certainty, the Partnership will pay an amount for the Excluded Employee Services equal to the Fees that would be paid if the Excluded Employees were considered to be Transferred Employees, for the purposes of Section 2.2(a) above, plus 5% of the Excluded Employees’ base salary.

2.3

Payment of Fees

Fees plus all applicable Taxes shall be paid by the Partnership, as paying agent for New Fording, through a draw-down on a Partnership bank account or an electronic transfer of funds from the Partnership account to third party payees.

2.4

Inspection of Records

During the Period of Secondment and for a period of six months thereafter, New Fording shall provide the Partnership, and the Partnership’s auditors, with reasonable access, during normal business hours, to all records maintained by New Fording relating to:

(a)

the provision of the Services and the expenses incurred by New Fording in providing such Services; and

(b)

the provision of the Excluded Employee Services and the expenses incurred by New Fording in providing such Excluded Employee Services.

2.5

Taxes

The Partnership shall pay to New Fording all taxes which are exigible in connection with the provision of the Services and the Excluded Employee Services (“Taxes”).

2.6

Teck Employees

(a)

Teck shall, during the Period of Secondment, provide to the Partnership the services of all of the Teck Employees.

(b)

The Partnership will pay, as paying agent of Teck, an amount for the services of the Teck Employees equal to the Fees that would be paid if the Teck Employees were considered to be Transferred Employees, for the purposes of Section 2.2(a) above in a manner stipulated for the payment of Fees in Section 2.3 above.

(c)

The Partnership shall pay to Teck all Taxes in connection with the provision of services to the Partnership by the Teck Employees.

(d)

During the Period of Secondment and for a period of six months thereafter, Teck shall provide the Partnership, and the Partnership’s auditors, with reasonable access, during normal business hours, to all records maintained by Teck relating to the provision of the services by the Teck Employees and the expenses incurred by Teck in connection therewith.

(e)

Sections 3.1, 3.2, 3.3, 3.4, 3.5 and 3.7 shall apply to Teck and the Teck Employees as if, for the purposes of those Sections, Teck was considered to be New Fording, the Teck Employees were considered to be the Transferred Employees or Non-Unionized Transferred Employees, as applicable, and the Period of Secondment means the period of time between the Effective Date and the Teck Employee Transfer Date.

(f)

The Partnership, or its nominee, Elk Valley, will offer employment effective on the Teck Employee Transfer Date to all Teck Employees employed by Teck immediately prior to the Teck Employee Transfer Date, on terms and conditions of employment including salary, incentive compensation and benefits which are, taken as a whole, not less favourable than those in effect on the Effective Date.

ARTICLE 3
TREATMENT OF TRANSFERRED EMPLOYEES AND EXCLUDED EMPLOYEES

3.1

Salary and Benefit Administration

(a)

During the Period of Secondment, New Fording shall continue to sponsor, administer and/or offer the Benefit Plans (including, the Fording Inc. Short-Term Incentive Plan; the Fording Inc. Medium-Term Incentive Plan; the Fording Inc. Gainshare Incentive Plan(s); the Fording Inc. Employee Share Purchase Plan; the Fording Inc. Ownership Matching Plan; the Fording Inc. Key Employee Stock

Option Plan, and the Fording Canadian Coal Trust Exchange Option Plan) that were sponsored, administered and/or offered by FCL, Fording Luscar and CONSOL immediately prior to the Effective Date where reasonably possible to do so and with necessary modifications to reflect the Transaction.  To the extent that it is not reasonably possible to continue to sponsor, administer and/or offer any Benefit Plan, New Fording shall, with the agreement of the Partnership, substitute a replacement Benefit Plan that, in the opinion of the Continuing Directors of New Fording, results in the Transferred Employees’ or Excluded Employees’ total compensation arrangement being no less favourable, in the aggregate, than that in effect immediately before the Effective Date.

(b)

During the Period of Secondment, the Transferred Employees shall remain employees of New Fording and:

(i)

New Fording shall maintain the Benefit Plans for the Transferred Employees as provided in this Agreement and the Combination Agreement; and

(ii)

New Fording will pay directly the Payroll Costs and make and remit all required withholdings.

(c)

Subject to Section 3.1(a), New Fording shall not change the terms of any Benefit Plan during the Period of Secondment except with agreement of the Partnership.

Notwithstanding the forgoing provisions of Section 3.1, New Fording will be entitled to make, at any time, any amendment to any of the Benefit Plans, which it sponsors, administers and/or offers that is required by Law.

(d)

The Excluded Employees shall remain employees of New Fording, and:

(i)

New Fording shall maintain the Benefit Plans for the Excluded Employees whom they employ; and

(ii)

New Fording will pay directly the Payroll Costs and make and remit all required withholdings.

(f)

Notwithstanding the foregoing provisions of this Section 3.1 and to the extent permitted by Law, the Partnership may require New Fording to make changes to the Benefit Plans during the Period of Secondment.  New Fording agrees to make changes to the Benefit Plans during the Period of Secondment at the Partnership’s direction provided that alternative compensation arrangements or Benefit Plans are substituted for any Benefit Plan that is required to be altered or replaced and such alternative compensation arrangements or Benefit Plans result, in the opinion of the Continuing Directors of New Fording, in the Transferred Employees’ or Excluded Employees’ total compensation arrangements being no less favourable, in the aggregate, than that in effect immediately before the Effective Date.

3.2

Supervision

(a)

The Partnership shall be responsible for the day-to-day supervision and management of the Transferred Employees during the Period of Secondment, provided that for:

(i)

Unionized Transferred Employees, such supervision and management shall be conducted in a manner consistent with the requirements of any applicable Collective Agreements; and

(ii)

Non-Unionized Transferred Employees, such supervision and management shall be conducted in a manner consistent with the requirements of any applicable Employment Contracts.

(b)

The Partnership agrees that it shall comply with all Laws with respect to or in respect of employees including but not limited to compliance with all employment standards, human rights, health and safety, labour relations, employment insurance, Canada Pension Plan, workers compensation, occupational health and safety and privacy legislation.

(c)

In consultation with the Partnership, New Fording shall be responsible for the overall supervision and management of the Excluded Employees.

3.3

Administration of the Collective Agreements and Employment Contracts

(a)

The Partnership, as agent for New Fording, shall be responsible for:

(i)

the ongoing management and direction of the Unionized Transferred Employees and the ongoing administration of the Collective Agreements as they affect Unionized Transferred Employees, including the management of grievances arising pursuant to any Collective Agreements in accordance with grievance procedures outlined in the Collective Agreements and the negotiation of all renewals and/or amendments of any Collective Agreements during the Period of Secondment; and

(ii)

the ongoing management and direction of the Non-Unionized Transferred Employees and the ongoing administration of the Employment Contracts as they affect Non-Unionized Transferred Employees, and the negotiation of all renewals and/or amendments of any Employment Contracts during the Period of Secondment.

(b)

In consultation with the Partnership, New Fording shall be responsible for the ongoing administration of the Collective Agreements and Employment Contracts as they affect the Excluded Employees.

3.4

Resignation or Other Change of Employment

If a Transferred Employee or Excluded Employee resigns his or her employment with, or otherwise ceases to be employed by New Fording and so notifies the Partnership or New Fording of such resignation or other change in the Transferred Employee or Excluded Employee's employment, the Party (being either the Partnership or New Fording) notified of the resignation or other change in employment shall forthwith advise the other Parties in writing.

3.5

Hiring of Employees

(a)

During the Period of Secondment, the Partnership shall be responsible for hiring additional or replacement Transferred Employees.  Such new or additional Transferred Employees will be included in the Transferred Employees employed by New Fording until the Employee Transfer Date.

(b)

In consultation with the Partnership, New Fording may hire any new employee which New Fording requires as an Excluded Employee, but not in any case where the hiring would result in there being more than 12 Excluded Employees.

3.6

Supervision and Management of Excluded Employees

New Fording, in consultation with the Partnership, shall be responsible for the overall supervision and management of the Excluded Employees.

3.7

Workers Compensation

New Fording shall at all times during the Period of Secondment maintain in full force and effect worker’s compensation (including employer liability insurance) covering all Excluded Employees and Transferred Employees that it employs in compliance with all Laws and all costs incurred by New Fording in so doing, shall be deemed to be Employment Costs.  All such coverage shall be effected in accordance with any applicable legislation and in accordance with any reasonable directions of the Partnership.

3.8

Co-ordination of Activities

New Fording will consult with the Partnership in order to co-ordinate the Excluded Employee Services.

ARTICLE 4
EMPLOYMENT OF TRANSFERRED EMPLOYEES BY THE PARTNERSHIP OR ITS NOMINEE, ELK VALLEY

4.1

Unionized Transferred Employees

Effective on the Employee Transfer Date, the Partnership or its nominee, Elk Valley, shall become the successor employer under the Collective Agreements and shall be bound by and comply with the terms of such Collective Agreements with respect to all of the Unionized Transferred Employees.

4.2

Non-Unionized Transferred Employees

(a)

The Partnership or its nominee, Elk Valley, will offer employment effective on the Employee Transfer Date to all Non-Unionized Transferred Employees employed by New Fording immediately prior to the Employee Transfer Date, on terms and conditions of employment including salary, incentive compensation and benefits which are, in the opinion of the Continuing Directors of New Fording no less favourable in the aggregate than those in effect on the Effective Date.  New Fording and the Partnership or its nominee, Elk Valley, shall exercise reasonable efforts to persuade Non-Unionized Transferred Employees to accept such offers of employment.

(b)

The Partnership or its nominee, Elk Valley, shall recognize in full and be solely responsible for all past service of all Non-Unionized Transferred Employees who accept the offer of employment and be responsible for all employment costs, liabilities and obligations with respect to those Non-Unionized Transferred Employees who accept employment with the Partnership or its nominee, Elk Valley, effective on the Employee Transfer Date.  The Partnership will also be responsible for all costs, liabilities and obligations, if any, for severance pay, termination pay, vacation pay, notice of termination of employment or pay in lieu of such notice, damages for wrongful dismissal or other employee benefits or claims, whether under statute, common law, contract, policy or otherwise in respect of those Non-Unionized Transferred Employees who do not accept the Partnership’s or Elk Valley’s offer of employment, as applicable.

4.3

Excluded Employees

(a)

The Partnership or its nominee, Elk Valley, will offer employment effective on the Excluded Employee Transfer Date to all Excluded Employees employed by New Fording immediately prior to the Excluded Employee Transfer Date, on terms and conditions of employment including salary, incentive compensation and benefits which are, in the opinion of the Continuing Directors of New Fording, no less favourable in the aggregate than those in effect on the Effective Date.  New Fording and the Partnership or its nominee, Elk Valley, shall exercise reasonable efforts to persuade Excluded Employees to accept such offers of employment.

(b)

The Partnership or its nominee, Elk Valley, shall recognize in full and be solely responsible for all past service of all Excluded Employees who accept the offer of employment and be responsible for all employment costs, liabilities and obligations with respect to those Excluded Employees who accept employment with the Partnership or its nominee, Elk Valley, effective on the Excluded Employee Transfer Date.  The Partnership will also be responsible for all costs, liabilities and obligations, if any, for severance pay, termination pay, vacation pay, notice of termination of employment or pay in lieu of such notice, damages for wrongful dismissal or other employee benefits or claims, whether under statute, common law, contract, policy or otherwise in respect of those Excluded Employees who do not accept the Partnership’s or Elk Valley’s offer of employment, as applicable.

4.4

Changes to Benefit Plans

(a)

Notwithstanding any provision to the contrary in this Agreement, the Partnership and Elk Valley each covenant and agree, until the third anniversary of the Effective Date, not to take any action to alter or amend any compensation arrangement afforded to the Transferred Employees and Excluded Employees other than as contemplated in the Information Circular, without substituting therefore compensation arrangements that are, in the opinion of the Continuing Directors of New Fording, no less favourable, in the aggregate, than those arrangements currently in existence.

(b)

For greater certainty, New Fording may, with the consent of the Partnership, alter or amend any compensation arrangement afforded to the Transferred Employees and Excluded Employees prior to the Employee Transfer Date or Excluded Employee Transfer Date in a manner not contemplated in the Information Circular, provided that, until the third anniversary of the Effective Date, such alteration or amendment results in the Transferred Employees or Excluded Employees, as applicable, enjoying compensation arrangements that are, in the opinion of the Continuing Directors of New Fording, no less favourable, in the aggregate, than those arrangements currently in existence.

ARTICLE 5
PENSION PLAN ARRANGEMENTS IN RESPECT OF THE NEW FORDING EMPLOYEES

5.1

Pension Arrangements in Respect of Excluded Employees

(a)

If the Excluded Employee Transfer Date coincides with the Employee Transfer Date, each Excluded Employee shall be deemed to be a Transferred Employee for the purposes of this Article 5.

(b)

If the Employee Transfer Date precedes the Excluded Employee Transfer Date, the Partnership shall permit the Excluded Employees to continue to participate in the relevant New Fording Pension Plan to the extent that such participation will not result in any New Fording Pension Plan becoming a multi-employer pension plan, specified multi-employer pension plan or multi-unit pension plan as defined by Law.  If the continued participation of the Excluded Employees in any New Pension Plan would result in that New Fording Pension Plan becoming a multi-employer pension plan, specified multi-employer pension plan or multi-unit pension plan, New Fording will put in place alternative pension arrangements for the Excluded Employees that provide pension benefits substantially similar to what they enjoyed prior to the Employee Transfer Date.

5.2

Transferring Sponsorship of New Fording Pension Plans to the Partnership

(a)

Effective as of the Employee Transfer Date, New Fording agrees to assign and transfer to the Partnership or its nominee, Elk Valley, any and all of its rights, duties, obligations and liabilities under and in relation to the New Fording Pension Plans and related agreements as sponsor and administrator of the New Fording Pension Plans;

(b)

Effective as of the Employee Transfer Date, the Partnership or its nominee, Elk Valley, shall assume all of the rights, duties, obligations and liabilities in relation to the New Fording Plans and, in relation to such assumption, New Fording and the Partnership or its nominee, Elk Valley, shall execute an assignment and assumption agreement substantially similar to the terms of the Assignment and Assumption Agreement attached as Schedule “B” for each New Fording Pension Plan;

(c)

New Fording shall provide the Partnership or its nominee, Elk Valley, as applicable, with copies of all records, data and documentation relating to each New Fording Pension Plan which are in its possession as of the Employee Transfer Date.  New Fording shall direct each Person who provides services in relation to a New Fording Pension Plan on or before the Employee Transfer Date to make available to the Partnership or its nominee, Elk Valley, as applicable, any and all records, data and documentation relating to a New Fording Pension Plan that such Person would be required to provide or make available to New Fording on the request of New Fording;

(d)

In relation to each New Fording Pension Plan, New Fording shall make payments to the applicable New Fording Pension Fund of all employer contributions and, as applicable, member contributions held by New Fording, in relation to service under such New Fording Pension Plan prior to the Employee Transfer Date;

(e)

As soon as practicable following the Employee Transfer Date, the New Fording Pension Plans shall be formally amended where required to give effect to this Agreement, and New Fording and the Partnership or its nominee, Elk Valley, as applicable, shall fully co-operate with each other in connection with the preparation of such amendments and all requisite filings with the appropriate federal and provincial regulatory authorities;

(f)

The Partnership or its nominee, Elk Valley as applicable, agrees to initially continue the appointment of the current trustees or other funding agents of the New Fording Pension Plans and the New Fording and the Partnership or its nominee, Elk Valley, shall arrange with said trustee or other funding agent for the execution of all documents necessary to effect such continued appointment as applicable;

(g)

It is hereby acknowledged that nothing in this Agreement shall operate in any way as a discontinuance or wind-up of the New Fording Pension Plans which are hereby confirmed to continue in accordance with the terms thereof or applicable thereto; and

(h)

Notwithstanding anything to the contrary in this Agreement or in the Combination Agreement, from and after the Employee Transfer Date, New Fording shall have no liabilities or obligations for any unfunded liabilities or solvency deficiencies under any New Fording Pension Plan in respect of the Transferred Employees or Former Employees, which shall be the sole responsibility of the Partnership or its nominee, Elk Valley.

ARTICLE 6
PENSION PLAN ARRANGEMENTS IN RESPECT OF THE MEMBERS

6.1

Establishment/ Designation of the Partnership Pension Plans to Receive Assets and Liabilities for the Members from the Teck DB Pension Plan

(a)

The Partnership on behalf of the Partnership or its nominee, Elk Valley, shall establish or designate a registered pension plan or plans (the “Member Partnership Pension Plan”) to receive assets and provide pension benefits to the Members for both past and future service from and after February 28, 2003.  These alternative pension arrangements for the Members shall provide pension benefits substantially similar to what they enjoyed immediately prior to February 28, 2003;

(b)

Effective as of February 28, 2003, each Member shall cease to actively participate in and accrue benefits under the Teck DB Pension Plan and shall commence participation in and accrue benefits under the Member Partnership Pension Plan;

(c)

For each Member, for the purposes of eligibility for membership in, vesting in, and eligibility for entitlement to benefits under the Member Partnership Pension Plan, the Member Partnership Pension Plan shall recognize the Member’s period of service prior to February 28, 2003 that was recognized under the Teck DB Pension Plan for the purposes of eligibility for membership in, vesting and eligibility for entitlement to benefits under, the Teck DB Pension Plan, as the case may be;

(d)

All benefits accrued by a Member under the Teck DB Pension Plan up to February 28, 2003 shall be transferred from the Teck DB Pension Plan to the Member Partnership Pension Plan, subject to and upon the completion of, the transfer of assets from the Teck DB Pension Plan to the Member Partnership Pension Plan as contemplated by Section 6.11; and

(e)

In relation to each Member with a defined benefit entitlement under a Teck DB Pension Plan, the Member Partnership Pension Plan shall for the purposes of calculating defined benefit entitlements under the Member Partnership Pension Plan, upon the completion of the transfer of assets from the Teck DB Pension Plan to the Member Partnership Pension Plan, recognize the period of service recognized under the Teck DB Pension Plan and used to calculate the Pension Liabilities for all purposes relating to the determination of pension benefits under the Member Partnership Pension Plan as if such service had been with the Partnership or its nominee, Elk Valley, as applicable.

6.2

Establishment/ Designation of the Partnership Pension Plans to Receive Assets and Liabilities for the Teck Employees who are members of the Teck DB Pension Plan from the Teck DB Pension Plan

(a)

The Partnership, at its option, may choose to continue any Teck Employee who is a member of the Teck DB Pension Plan in the Teck DB Pension Plan provided that the Partnership or its nominee, Elk Valley, provides to the Teck DB Pension Plan contributions, as required in order to fund the current service costs of the benefits to which the Teck Employee would be entitled and provided that the Partnership may put in place alternative pension arrangements for the Teck Employee that provide pension benefits substantially similar to what each Teck

Employee who was a member of the Teck DB Pension Plan enjoyed immediately prior the Teck Employee Transfer Date for those Teck Employees.

(b)

Where the Partnership does not continue the Teck Employees who are members of the Teck DB Pension Plan in the Teck DB Pension Plan, the Partnership or its nominee, Elk Valley, shall, effective as of and from the start of business on the Employee Transfer Date, establish or designate a registered pension plan or plans (the “Partnership Pension Plan”) to receive assets and provide pension benefits to the Teck Employees who are members of the Teck DB Pension Plan for both past and future service from and after the Teck Employee Transfer Date and shall forthwith notify Teck of the registration or designation of any such pension plan.

(c)

Effective as of the Teck Employee Transfer Date, each Teck Employee who was a  member of the Teck DB Pension Plan shall cease to actively participate in and accrue benefits under the Teck DB Pension Plan and shall commence participation in and accrue benefits under the Partnership Pension Plan;

(d)

For each Teck Employee who was a member of the Teck DB Pension Plan, for the purposes of eligibility for membership in, vesting in, and eligibility for entitlement to benefits under the Partnership Pension Plan, the Partnership Pension Plan shall recognize the Teck Employee’s period of service prior to the Teck Employee Transfer Date that was recognized under the Teck DB Pension Plan for the purposes of eligibility for membership in, vesting and eligibility for entitlement to benefits under, the Teck DB Pension Plan;

(e)

All benefits accrued by a Teck Employee who is member of the Teck DB Pension Plan under the Teck DB Pension Plan up to the Teck Employee Transfer Date shall be transferred from the Teck DB Pension Plan to the Partnership Pension Plan, subject to and upon the completion of, the transfer of assets from the Teck DB Pension Plan to the Partnership Pension Plan as contemplated by Section 6.9; and

(f)

In relation to each Teck Employee with a defined benefit entitlement under a Teck DB Pension Plan, the Partnership Pension Plan shall for the purposes of calculating defined benefit entitlements under the Partnership Pension Plan, upon the completion of the transfer of assets from the Teck DB Pension Plan to the Partnership Pension Plan, recognize the period of service recognized under the Teck DB Pension Plan and used to calculate the Pension Liabilities for all purposes relating to the determination of pension benefits under the Partnership Pension Plan as if such service had been with the Partnership or its nominee, Elk Valley, as applicable.

6.3

Establishment/ Designation of the Partnership Pension Plans to Receive Assets and Liabilities from the Teck DC Pension Plan

(a)

The Partnership on behalf of the Partnership or its nominee, Elk Valley, shall establish or designate a registered pension plan or plans (the “ECC Partnership DC Pension Plan”) to receive assets and provide pension benefits to Elkview DC Members for both past and future service effective from and after February 28, 2003.  These alternative pension arrangements for Elkview DC Members shall provide pension benefits substantially similar to what they enjoyed immediately prior to February 28, 2003.

(b)

Effective as of February 28, 2003, each Elkview DC Member shall cease to actively participate in and accrue benefits under the Teck DC Pension Plan and shall commence participation in and accrue benefits under the ECC Partnership DC Pension Plan;

(c)

For each Elkview DC Member, for the purposes of eligibility for membership in, vesting in, and eligibility for entitlement to benefits under the ECC Partnership DC Pension Plan, the ECC Partnership DC Pension Plan shall recognize the Elkview DC Member’s period of service prior to February 28, 2003 that was recognized under the Teck DC Pension Plan for the purposes of eligibility for membership in, vesting and eligibility for entitlement to benefits under, the Teck DC Pension Plan, as the case may be; and

(d)

All account balances accrued by an Elkview DC Member under the Teck DC Pension Plan shall be transferred from the Teck DC Pension Plan to the ECC Partnership DC Pension Plan.

6.4

Determination of Pension Liabilities

As soon as practicable after February 27, 2003, but in any event no later than March 31, 2003, Teck shall update the pension records of each Member in relation to the Teck DB Pension Plan up to February 27, 2003, and shall cause the actuary of the Teck DB Plan to determine the amount of the Pension Liabilities for the Members (on the basis the Teck DB Plan is fully funded) using the actuarial assumptions and methods used in the most recently filed actuarial report in connection with the Teck DB Plan

As soon as practicable after the Teck Employee Transfer Date, but in any event no later than thirty (30) days after the Teck Employee Transfer Date, as applicable, Teck shall update the pension records of each Teck Employee who was a member of the Teck DB Pension Plan prior to the Teck Employee Transfer Date in relation to the Teck DB Pension Plan up to the Teck Employee Transfer Date and shall cause the actuary of the Teck DB Plan to determine the amount of the Pension Liabilities for the Teck Employees who were prior to the Teck Employee Transfer Date members of the Teck DB Plan (on the basis the Teck DB Plan is fully funded) using the actuarial assumptions and methods used in the most recently filed actuarial report in connection with the Teck DB Plan.

6.5

Determination of Transfer Amount

The “Transfer Amount”for Section 6.1 shall be equal to: (1) the Pension Liabilities calculated in accordance with section 6.4 for the Members; and (2) an amount, not less than zero, which is equal to a portion of any going concern surplus existing in the Teck DB Pension Plan as  disclosed in the most recently filed actuarial report in connection with the Teck DB Plan and which shall be determined according to the following formula: A divided by B and multiplied by C.  For purposes of such surplus formula, A is the amount of the Pension Liabilities, B is the amount of the total going concern liabilities of the Teck DB Pension Plan as disclosed in the most recently filed actuarial report in connection with the Teck DB Plan, and C is the total plan surplus which is equal to the market value of the assets of the Teck DB Pension Plan as disclosed in the most recently filed actuarial report in connection with the Teck DB Plan, minus B.

The “Transfer Amount” for Section 6.2 shall be equal to: (1) the Pension Liabilities calculated in accordance with section 6.4 for the Teck Employees who were members of the Teck DB Plan prior to the Teck Employee Transfer Date; and (2) an amount, not less than zero, which is equal to a portion of any going concern surplus existing in the Teck DB Pension Plan as disclosed in the most recently filed actuarial report in connection with the Teck DB Plan and which shall be determined according to the following formula: A divided by B and multiplied by C.  For purposes of such surplus formula, A is the amount of the Pension Liabilities, B is the amount of the total going concern liabilities of the Teck DB Pension Plan as disclosed in the most recently filed actuarial report in connection with the Teck DB Plan and C is the total plan surplus which is equal to the market value of the assets of the Teck DB Pension Plan as disclosed in the most recently filed actuarial report in connection with the Teck DB Plan, minus B.

6.6

Governmental Approvals

(a)

As soon as practicable, but in any event within thirty (30) days after the amount of the Transfer Amounts have been determined in accordance with Section 6.5, Teck shall make application to the applicable Governmental Authorities for approval of the transfer of assets equal to such Transfer Amounts from the Teck DB Pension Plan to the Member Partnership Pension Plan or the Partnership Pension Plan, as applicable.  In making such applications, Teck shall use its best efforts to have the Governmental Authorities approve the contemplated transfers, including confirming to the Governmental Authorities that, to the extent that the proportionate share of the assets (as of February 27, 2003 or the Teck Employee Transfer Date, as applicable) of the Teck DB Pension Fund is less than the Pension Liabilities, Teck will make a contribution to the Teck DB Pension Plan to ensure assets actually transferred from the Teck DB Pension Fund will equal the Pension Liabilities adjusted to February 27, 2003 or the Pension Transfer Date, as applicable, in accordance with Section 6.10.

(b)

Written confirmation of any and all such approvals by Governmental Authorities shall be forwarded by Teck to the Partnership within five (5) Business Days of receipt of such approvals.

6.7

Investment of Funds

From February 28, 2003 or the Teck Employee Transfer Date, as applicable, to the Pension Transfer Date, Teck shall invest the assets of the Teck DB Pension Fund in accordance with the statement of investment policies and procedures for the Teck DB Pension Plan, the terms of the Teck DB Pension Plan as amended from time to time, and all Laws.

6.8

Payments

From February 28, 2003 or the Teck Employee Transfer Date, as applicable, to the Pension Transfer Dates, Teck shall cause the funding agent for the Teck DB Pension Plan to process and record, as required, all benefit payments relating to Members and the Teck Employees, as applicable, under the Teck DB Pension Plan and shall remain responsible for all benefit calculations, communications and the completion of all forms and reports under the Teck DB Pension Plan relating to the Members and Teck Employees.  All benefit payments payable between February 28, 2003 or the Teck Employee Transfer Date, as applicable, and the applicable Pension Transfer Date to Members and Teck Employees under the terms of the Teck DB Pension Plan shall be payable out of the Teck DB Pension Fund.

6.9

Regulatory Objection

If any Governmental Authority refuses to permit the transfer of assets from the Teck DB Pension Fund to the funding medium of the Member Partnership Pension Plan in an amount equal to the Transfer Amount, the transfer shall be made from the Teck DB Pension Fund in the amount that such Governmental Authority advises would be acceptable to it.  The asset transfer amount approved by the Governmental Authority, whether equal to the Transfer Amount or some other amount, shall be referred to as the “Regulatory Amount”.

If any Governmental Authority refuses to permit the transfer of assets from the Teck DB Pension Fund to the funding medium of the Partnership Pension Plan in an amount equal to the Transfer Amount, the transfer shall be made from the Teck DB Pension Fund in the amount that such Governmental Authority advises would be acceptable to it.  The asset transfer amount approved by the Governmental Authority, whether equal to the Transfer Amount or some other amount, shall be referred to as the “Regulatory Amount”.

6.10

Calculation of Pension Transfer Date Amount

Within thirty (30) days of receipt of all required approvals from the Governmental Authorities in relation to any transfers from the Teck DB Pension Plan pursuant to section 6.1 or 6.2, Teck shall calculate the applicable Pension Transfer Date Amount and shall advise the Partnership of such Pension Transfer Date Amount.  The Pension Transfer Date Amount in relation to the Teck DB Pension Plan shall be calculated as the Regulatory Amount adjusted, if necessary, for investment returns (positive or negative) on the Regulatory Amount from February 27, 2003 or the Teck Employee Transfer Date, as applicable, to the applicable Pension Transfer Date, any data corrections and benefit payments paid pursuant to Section 6.8.

6.11

Transfer of Transfer Amounts

Within thirty (30) days of Teck determining a Pension Transfer Date Amount, Teck shall cause an amount of cash (or assets in kind acceptable to the Partnership, or a combination thereof) equal to the Pension Transfer Date Amount to be transferred from the Teck DB Pension Fund to the funding medium of the Member Partnership Pension Plan or the Partnership Pension Plan, as applicable.

ARTICLE 7
SUPPLEMENTARY PENSION PLAN

7.1

Transferring Sponsorship of New Fording SPP

(a)

New Fording agrees to assign and transfer to the Partnership or its nominee, Elk Valley, any and all of its rights, duties, obligations and liabilities under and in relation to the New Fording SPP and any related agreements as sponsor and administrator of the New Fording SPP.

(b)

Effective as of the Employee Transfer Date, the Partnership or its nominee, Elk Valley, shall assume all of the rights, duties, obligations and liabilities in relation to the New Fording SPP including, for greater certainty, responsibility for the supplementary pension benefits accrued by any Transferred Employees under the New Fording SPP up to the Employee Transfer Date (the “Transferred Employees’ SPP Benefits”).  In relation to such assumption, New Fording and the Partnership or its nominee, Elk Valley, as applicable, shall execute an assignment and assumption agreement substantially in accordance with the terms of the Assignment and Assumption Agreement attached as Schedule “B” for the New Fording SPP.

(c)

The Parties agree to co-operate fully with each other and to do all things necessary to give effect to the foregoing including filing notices and amendments with, or obtaining rulings from, any requisite Governmental Authority.

7.2

Security

As soon as practicable after the Employee Transfer Date, the Partnership or its nominee, Elk Valley, as applicable, agrees to arrange for replacement security in the form of a standby, irrevocable letter of credit that, in the opinion of the Board of Directors of New Fording, is substantially equivalent to the security then in place to support the Transferred Employees’ SPP Benefits.  The Partnership or its nominee, Elk Valley, as applicable, further agrees to cause the original letter of credit obtained by Royal Trust to secure the supplementary pension benefits accrued by participants of the New Fording SPP (the “Existing SPP Letter of Credit”) to be cancelled upon securing a new letters of credit.  Written confirmation of the cancellation of the Existing Letter of Credit shall be forwarded by the Partnership to New Fording within five (5) Business Days of such cancellation.

7.3

Unfunded Teck Supplementary Retirement Agreements

Any unfunded supplementary retirement agreements with any Member or any Teck Employee in place on or after February 28, 2003 or the Teck Employee Transfer Date, as applicable, are hereby assigned by Teck to the Partnership or its nominee, Elk Valley.  The Partnership hereby confirms acceptance of such assignment and shall be responsible for any payments due under such agreements on or after February 28, 2003 or the Teck Employee Transfer Date, as applicable.

ARTICLE 8
NON-PENSION BENEFIT ARRANGEMENTS

8.1

Establishment and Assignment of Non-Pension Benefit Plans

(a)

Effective as of the Employee Transfer Date and until the third anniversary of the Effective Date, the Partnership or its nominee, Elk Valley, provide to the Transferred Employees Non-Pension Benefits which when considered with the compensation arrangements for the Transferred Employees are, in the opinion of the Continuing Directors of New Fording, no less favourable, in the aggregate, than the compensation arrangements provided by Fording immediately prior to the Effective Date.  In furtherance of its obligations under this Section 8.1(a), the Partnership or its nominee, Elk Valley, shall assume, establish or designate one or more plans to provide such Non-Pension Benefits to the Transferred Employees.

(b)

Where consent to the assignment of any insurance policy and/or agreement or any other agreement related to the Non-Pension Benefit Plans is required from a Person other than New Fording or the Partnership or its nominee, Elk Valley, New Fording shall make best efforts to obtain such consent.  If New Fording is unable to obtain consent from such Person after making such best efforts, New Fording may terminate such agreement, in which case the Partnership will enter into such agreements as may be reasonably necessary.

8.2

Non-Pension Arrangements in Respect of Excluded Employees

Notwithstanding anything in this Agreement to the contrary, if the Employee Transfer Date precedes the Excluded Employee Transfer Date, the Partnership shall permit the Excluded Employees to continue to participate in the Non-Pension Benefit Plans for service with New Fording on and after the Employee Transfer Date.

8.3

Incentive Plans

(a)

Where Benefit Plans in the nature of incentive plans are to be established by the Partnership or its nominee, Elk Valley, they will be approved by the Partnership in consultation with the board of directors of New Fording in accordance with the terms of this Agreement and the Combination Agreement.

(b)

Where Benefit Plans in the nature of incentive plans are established, the Partnership or its nominee, Elk Valley, as applicable, will be responsible for any payments under such Benefit Plans to the Transferred Employees and will reimburse New Fording for payments New Fording makes under the New Fording Incentive Plans.

8.4

Change in Control Agreements and Retention Arrangements

(a)

Subject to their continued employment with New Fording at the Employee Transfer Date or the Excluded Employee Transfer Date, as applicable, the Partnership or its nominee, Elk Valley, shall assume the Change in Control Agreements (which had previously been assumed by New Fording) together with all related trust agreements and service contracts effective as of the Employee Transfer Date or Excluded Employee Transfer Date, as applicable, and the Partnership further agrees to arrange for replacement security in the form of a standby, irrevocable letter of credit that, in the opinion of the board of directors of New Fording, is substantially equivalent to the security then in place to support the Change in Control Agreements.  The Partnership or its nominee, Elk Valley, further agrees to cause the original letter of credit obtained by New Fording to secure the Change in Control Agreements to be cancelled upon securing new letters of credit.  Written confirmation of the cancellation of such existing letters of credit shall be forwarded by the Partnership or its nominee, Elk Valley, to New Fording within five (5) Business Days of such cancellation.

(b)

The Partnership or its nominee, Elk Valley, shall honour all contractual severance arrangements disclosed in the Fording Disclosure Record or Fording Disclosure Letter.

ARTICLE 9
CONFIDENTIAL EMPLOYEE INFORMATION

9.1

Exchange of Confidential Employee Information

New Fording and Teck, as applicable, shall transfer to the Partnership or its nominee, Elk Valley, as applicable, all Confidential Employee Information of the Unionized Transferred Employees, the Non-Union Transferred Employees, the Excluded Employees and the Teck Employees who accept and commence employment with the Partnership or its nominee, Elk Valley, on the Employee Transfer Date or Excluded Employee Transfer Date or Teck Employee Transfer Date, as applicable.  Once transferred, the Confidential Employee Information shall become and remain the sole and exclusive property of the Partnership or its nominee, Elk Valley, as applicable.  The Partnership or its nominee, Elk Valley, shall comply with all requirements of applicable Law concerning the Confidential Employee Information including its protection, security and segregation.

9.2

Exclusions

New Fording and Teck shall each have the right to review and obtain copies of the Confidential Employee Information relating to employees they previously employed when such information is required by New Fording or Teck to carry out their respective obligations under this Agreement.  In all other circumstances, New Fording and Teck shall, subject to applicable Laws, be permitted access to Confidential Employee Information on one (1) Business Day’s notice during normal business hours, such access not to be unreasonably refused by the Partnership or its nominee, Elk Valley, as applicable.

ARTICLE 10
EXCLUDED LIABILITIES AND OBLIGATIONS AND INDEMNITY OF THE PARTNERSHIP

10.1

Excluded Liabilities and Obligations

For greater certainty, New Fording will be responsible for all liabilities relating to employment income and bonuses, if any, of the New Fording Employees arising prior to the Effective Date (apart from any obligations and liabilities for severance pay, termination pay, vacation pay, notice of termination of employment or pay in lieu of such notice, damages for wrongful dismissal or other employee benefits or claims, if any, in respect of those New Fording Employees who do not accept the Partnership’s offer of employment on the Employee Transfer Date or Excluded Employee Transfer Date, as applicable, for which the Partnership will be responsible).

10.2

Responsibility For Change in Control Agreement Costs

The Partnership will be responsible for any and all costs in connection with the Change in Control Agreements on and after the Effective Date including the costs or obligations relating to termination, severance or other benefits payable under the Change in Control Agreements, the costs associated with financing and obtaining any letter of credit required to secure any obligation under the terms of the Change in Control Agreements and the costs and expenses incurred by a demand being made on, or the triggering of payment under, any such letter of credit.

10.3

Indemnity

The Partnership shall hold harmless and indemnify New Fording and its directors, officers, employees and agents on an after tax basis from and against any losses, damages, liability or expense (including interest, awards of judgment or penalties relating to any Claim, reasonable professional fees and all costs incurred in investigating or pursuing any Claim) that New Fording or any of its directors, officers, employees or agents may incur or suffer, directly or indirectly as a result of or in connection with, or related to any Claims brought by third parties in respect of any action or failure to take action by any Transferred Employee during the Period of Secondment or by any Excluded Employee, including:

(a)

all employment related Claims made against New Fording by, on behalf of or in respect of Transferred Employees during, or relating to, the Period of Secondment, or by any Excluded Employee except that this indemnity does not extend to losses to the extent that any such losses are the result of the gross negligence or wilful misconduct of the New Fording Directors or Chief Executive Officer and the Partnership shall have no recourse to indemnification under this or any other agreement between the Parties, in respect of such Claims.

(b)

any actions or omissions or alleged actions or omissions by the Partnership or Elk Valley with respect to the operation and administration of the New Fording Benefit Plans with respect to the Transferred Employees and the Excluded Employees for the period after the Effective Date;

(c)

any Claims made following the Effective Date by or on behalf of Transferred Employees or Excluded Employees in respect of the amount or payment of pension and other ancillary benefits under the New Fording Pension Plans;

(d)

any use or distribution of any actuarial gain or surplus under any of the New Fording Pension Plans after the Effective Date;

(e)

any Claims in respect of the Transferred Employees’ SPP Benefits upon the completion of the assignment and assumption contemplated in Section 7.1 above; and

(f)

all Claims arising out of any breach of Article 9 of this Agreement by the Partnership.

ARTICLE 11
MISCELLANEOUS PROVISIONS

11.1

Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile, with or without copies by e-mail (provided it is understood that e-mail shall not be a form of delivery):

(a)

If to the Partnership at:

Fording Coal Partnership
Suite 1000, 205 – 9th Avenue S.E.
Calgary, Alberta
T2E 0R4

Facsimile No.:

  (403) 265-5769
Attention:  President and Chief Executive Officer

(b)

If to New Fording at:

Fording Inc.
Suite 1000, 205 – 9th Avenue S.E.
Calgary, Alberta
T2E 0R4

Facsimile No.:

  (403) 265-5769
Attention:  President

(c)

If to Teck at:

Teck Cominco Limited
Suite 600-200 Burrard Street
Vancouver, British Columbia
V6C 3L9

Facsimile No.: (604) 687-6100
Attention:

Chief Executive Officer

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt.  However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

11.2

Expenses

The Parties agree that all costs and expenses of the Parties relating to the transactions contemplated by this Agreement and any other transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

11.3

Arbitration

Any claim, dispute or controversy arising out of, or in connection with, or relating to the Agreement that cannot be resolved by the Parties, shall be submitted to arbitration pursuant to the Arbitration Act, R.S.A. 2000, c. A-43 (the “Act”).  If there is a conflict between the Act and the terms of this Agreement, the terms of this Agreement shall prevail.  Any arbitration under this Section shall be conducted in accordance with the following rules:

(a)

Any arbitration under this section shall take place in private in Calgary, Alberta and shall be conducted in the English language.

(b)

An arbitration shall be commenced by delivery of a written notice to arbitrate (a “Notice to Arbitrate”) to the opposite Party or Parties.  The Notice to Arbitrate shall set out a concise description of the claim(s), dispute(s), or controversy(ies) to be arbitrated.

(c)

The arbitral tribunal shall be composed of a single arbitrator (the “Arbitrator”).  The Party that delivers a Notice to Arbitrate (the “Applicant”) shall, in the Notice to Arbitrate, nominate an individual to act as the Arbitrator.  In the event that Teck and the Partnership are unable to agree on any amount calculated or determined in connection with Article 6, the arbitrator shall be a recognized expert in pension matters or a qualified actuary.  Within 15 days of the date of receipt of the Notice to Arbitrate, the other Party or Parties (the “Respondent”) shall, in writing, either signify its acceptance of the nominee or, in the alternative, propose another individual to act as the Arbitrator.  If within 10 days of delivery of the Notice to Arbitrate the Parties have not agreed upon an arbitrator, any Party may (with notice to the other Party) apply to the Court of Queen’s Bench of Alberta (the “Court”) to have an arbitrator appointed pursuant to the provisions of the Act.  Each Party shall bear its own costs in relation to any application to the Court to appoint an arbitrator.

(d)

If the Parties are unable to agree on the procedures to govern the arbitration, the Arbitrator shall determine all questions relating to:

(i)

exchange of statements of claim and defence;

(ii)

disclosure and exchange of documents relevant to the arbitration;

(iii)

oral examinations for discovery;

(iv)

appropriate protections for confidential information disclosed in the arbitration; and

(v)

the date, time, and location of the arbitration hearing and any interlocutory or preliminary hearings.

(e)

Any and all awards of the Arbitrator shall be made in writing and shall be final and binding on the Parties, provided that any Party may appeal an award to the Court without leave on a question of law, a question of fact, or a question of mixed fact and law.

(f)

The award of the Arbitrator shall have the same force and effect as a judgment of the Court and may be entered as a judgment at the Court or any other court of competent jurisdiction including the Supreme Court of British Columbia.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the Parties hereto have duly executed this Human Resources Agreement.

4123212 CANADA LTD.
By:	/s/ Michael Grandin
Name: Michael Grandin
Title: Chairman and Chief Executive Officer

TECK COMINCO LIMITED
By:	/s/ Peter Rozee
Name: Peter Rozee
Title: Vice President, Commercial and LEgal Affairs

FORDING COAL PARTNERSHIP, by its authorized signatories for and on behalf of its partners
By:	/s/ Peter Rozee
Name: Peter Rozee
Title: Authorized Signatory on behalf of Teck Cominco Limited
By:	/s/ James G. Gardiner
Name: James G. Gardiner
Title: Authorized Signatory on behalf of 4123212 Canada Ltd.

ELK VALLEY OPERATING CORPORATION		ELK VALLEY OPERATING CORPORATION
By:	/s/ James F. Jones	By:	/s/ Peter Rozee
	Name: James F. Jones		Name: Peter Rozee
	Title: Corporate Secretary		Title: Authorized Signatory on behalf of Teck Cominco Limited

SCHEDULE “A”

EXCLUDED EMPLOYEES

1.

Randy Au-Yeung - Supervisor Technical support, Operations, & P.C.'s

2.

David Williams - Senior Technical Specialist

3.

Yew-Loong Yee - Senior Technical Specialist

4.

Nick Jeffrey - Senior Technical Analyst

5.

Jack Goodwin - Technical Analyst

6.

Max Fuenzalida - Supervisor, NYCO Applications

7.

Lori Farkas - Senior Analyst

8.

Bill Ogilvie - Senior Analyst

9.

Don Reichert - Senior Programmer / Analyst

10.

Masoud Sahebkar - Supervisor Engineering Systems & Object Management

11.

Judith MacNevin - Supervisor, Data Management and Quality Assurance

12.

Bill Petty - Senior Data Base Administrator

SCHEDULE “B”

FORM OF PENSION PLAN ASSIGNMENT AND ASSUMPTION AGREEMENT

ASSIGNMENT AND ASSUMPTION AGREEMENT RELATING TO THE
[NAME OF PENSION PLAN] (● REGISTRATION NO. ●; CCRA REGISTRATION NO. ●)

THIS AGREEMENT is made as of the ● day of February, 2003.

BETWEEN:

FORDING INC., a corporation governed by the laws of Canada, (the “Plan Sponsor”)

- and -

FORDING COAL PARTNERSHIP, a general partnership governed by the laws of the Province of Alberta, (the “New Plan Sponsor”)

- and –

●, a trust company existing under the laws of Canada (the “Trustee”)

- and –

●, a insurance company existing under the laws of Canada (the “Funding Agent”)

RECITALS:

A.

The Plan Sponsor maintains the [Name of Pension Plan] (● Registration No. ●; CCRA Registration No. ●), as amended (the “Plan”);

B.

The Plan is funded under Group Policy No.● (the “Policy”) established and maintained in connection with the Plan under a pension trustee agreement made as of ● ;

C.

On January 12, 2003, Fording Inc., Teck Cominco Limited, Westshore Terminals Income Fund, Ontario Teachers’ Pension Plan Board and Sherritt International Corporation entered into a combination agreement (the “Combination Agreement”), pursuant to which, certain employees of the Plan Sponsor will become employees of the New Plan Sponsor;

D.

The Plan Sponsor and the New Plan Sponsor have authorized, effective as at the Effective Date, the transfer of sponsorship of the Plan from the Sponsor to the New Sponsor and the assumption by the New Sponsor of the Sponsor’s rights, duties, obligations, and liabilities under the Plan and the Policy, all in accordance with the Combination Agreement;

E.

The Sponsor and the New Sponsor desire to provide for the continued appointment of the Trustee and the Funding Agent and to obtain the acceptance of the Trustee and the Funding Agent to such appointment and acknowledgement of the New Sponsor as the successor sponsor of the Plan as set out herein;

THEREFORE, the Parties agree as follows:

a)

Definitions – The capitalized terms used in this Agreement shall have the meaning ascribed to them in the Combination Agreement unless otherwise set out herein.  For purposes of this Agreement “Parties” means the Plan Sponsor, the New Plan Sponsor and the Funding Agent.

b)

Assignment and Assumption of Plan – The Parties acknowledge and agree that effective as at the Effective Date, the Plan Sponsor has assigned and transferred to the New Plan Sponsor all of the rights, duties, obligations and liabilities of the Plan Sponsor as sponsor of the Plan under, and in relation to, the Plan, including without limitation, the Policy, and the New Plan Sponsor accepts such assignment and transfer and assumes all rights, duties, obligations and liabilities of the Plan Sponsor as the successor sponsor of the Plan under the Plan, including without limitation, the Policy.

c)

Conforming Amendments – As soon as practicable following the Effective Date, the Plan shall be formally amended where required to give effect to this Agreement, and the Plan Sponsor and the New Plan Sponsor shall fully co-operate with each other in connection with the preparation of such amendments and all requisite filings with the appropriate federal and provincial regulatory authorities.  The Trustee and the Funding Agent shall fully co-operate with the New Plan Sponsor in connection with the preparation of any necessary amendments to the Policy.

d)

Continuation of Plan – It is hereby acknowledged that nothing in this Agreement shall operate in any way as a discontinuance or wind-up of the Plan which is hereby confirmed to continue in accordance with the terms thereof or applicable thereto.

e)

Further Assurances – Each Party, upon the request of the other, agrees to perform such further acts and deliver such further documents as may be reasonably necessary to effectively carry out the terms and intent of this Agreement.

f)

Amendment and Enurement – This Agreement may be amended by mutual written agreement of the Parties hereto and shall enure to the benefit of and be binding upon the Parties hereto and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

g)

Governing Law – This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

h)

Counterparts – This Agreement may be executed by the Parties in separate counterparts, including by way of facsimile, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS OF WHICH the Parties have duly executed this Agreement.

FORDING INC.
By:
Name:
Title:
FORDING COAL PARTNERSHIP, by its authorized signatories for and on behalf of its partners
By:
Name:
Title: Authorized Signatory on behalf of Teck Cominco Limited
●
By:
Name:
Title: Authorized Signatory on behalf of 4123212 Canada Ltd.

SCHEDULE “C”

COMMON SCHEDULE
COMMON DEFINITIONS, PRINCIPLES OF INTERPRETATION AND GENERAL PROVISIONS

1.1

Definitions

In the Agreement, the following words and terms have the respective meanings set out below:

(a)

“Affiliate” has the meaning ascribed to such term under the Securities Act (Alberta), R.S.A. 2000, c. S-4 as at the date hereof;

(b)

“Agreement” means the agreement to which this schedule forms a part, including this schedule and all other schedules, and all amendments or restatements as permitted, and references to “Article”, “Section”, or “Schedule” mean the specified Article, Section, or Schedule of the agreement;

(c)

“Business Day” means a day, which is not a Saturday, Sunday or statutory holiday in the Province of Alberta or the Province of British Columbia, on which the principal commercial banks in downtown Calgary and Vancouver are generally open for the transaction of commercial banking business;

(d)

“Closing” means the completion of the transactions contemplated by the Plan of Arrangement;

(e)

“Closing Date” or “Effective Date” means the date on which the Plan of Arrangement becomes effective as evidenced by the date on the Certificate of Arrangement issued in connection with the Transaction pursuant to Section 192(7) of the Canada Business Corporations Act;

(f)

“Declaration of Trust” means the declaration of trust made as of February 28, 2003, governed by the laws of the Province of Alberta, pursuant to which the Fund was established, as amended, supplemented or restated from time to time;

(g)

“FCL” means Fording Coal Limited, a corporation existing under the laws of Canada, and, where the context so requires, its successors (including for this purpose, New Fording);

(h)

“Fording” means Fording Inc., as constituted on the date hereof, a corporation existing under the laws of Canada;

(i)

“Fund” means the Fording Canadian Coal Trust, a trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust;

(j)

“GAAP” means generally accepted accounting principles in Canada determined with reference to the Handbook of the Canadian Institute of Chartered Accountants as amended from time to time;

(k)

“Industrial Minerals Operations” means, collectively, those subsidiaries of Fording engaged in the production of industrial minerals such as tripoli and wollastonite, being NYCO Minerals, Inc. with operations at Willsboro, New York; Minera NYCO S.A. de C.V. with operations near Hermosillo in the northwestern state of Sonora, Mexico; and American Tripoli, Inc. with operations near Seneca, Missouri;

(l)

“Material Change” has the meaning ascribed to such term under the Securities Act (Alberta), R.S.A. 2000, c. S-4 as at the date hereof;

(m)

“New Fording” means the successor corporation following the commencement of the winding-up of FCL into Fording, the commencement of the winding-up of Fording into Subco and the renaming of Subco as “Fording Inc.”, all of which will occur as part of the Plan of Arrangement;

(n)

“Parties” means the parties to the Agreement and “Party” means any one of them;

(o)

“Partnership” means Fording Coal Partnership, a general partnership formed under the laws of Alberta the initial Partners of which are FCL, Teck Cominco Limited, Quintette Coal Partnership and Teck – Bullmoose Coal Inc.

(p)

“Person” means an individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated trust, body corporate, agency or where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(q)

“Plan of Arrangement” means the plan of arrangement which provides for the reorganization of the business of Fording under the Fund, anticipated to be approved by security holders of Fording at a meeting called for that purpose on February 19, 2003, and any amendment or variation made in accordance with the terms thereof;

(r)

“Prairie Operations” means the thermal coal business of Fording and its holdings of mineral properties, consisting principally of Fording’s operations at Genesee, Whitewood and Highvale, Alberta, its undeveloped resource properties in Alberta, Manitoba and Saskatchewan, and the royalties receivable from third parties mining at Fording’s mineral properties at locations in Alberta and Saskatchewan;

(s)

“Subco” means 4123212 Canada Ltd., an indirect, wholly owned subsidiary of Fording with no material assets or liabilities, existing under the laws of Canada;

(t)

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, (5th Supplement), c.1, as amended;

(u)

“Transaction” means collectively those steps and transactions contemplated by the Plan of Arrangement.

1.2

Certain Rules of Interpretation

In this Agreement:

(a)

Consent - Whenever a provision of the Agreement requires an approval or consent by a Party and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)

Currency - Unless otherwise specified, all references to money amounts are to lawful currency of Canada.

(c)

Governing Law – The Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta.

(d)

Headings - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of the Agreement.

(e)

Including - Where the words "including" or "includes" are used in the Agreement, it means "including (or includes) without limitation".

(f)

No Strict Construction - The language used in the Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)

Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)

Severability - If, in any jurisdiction, any provision of the Agreement is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of the Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction.

(i)

Statutory References - A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(j)

Time - Time is of the essence in the performance of the Parties' respective obligations.

(k)

Accounting – Wherever in the Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to GAAP applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.3

General Provisions

(a)

Amendment - No amendment, supplement, modification or waiver or termination of the Agreement and, unless otherwise specified, no consent or approval by any Party, shall be binding unless executed in writing by the Party to be bound thereby.

(b)

Assignment - Except where the Partnership determines in its sole discretion that it is desirable for the Transferred Employees to be employed by, and the Benefit Plans to be sponsored by, another entity (the “NomineeCo”), neither this Agreement nor any rights or obligations under this Agreement shall be assignable by any Party without the prior written consent of each of the other Parties, such consent not to be unreasonably withheld.  This Agreement and any rights and obligations under this Agreement may be assigned by the Partnership to a NomineeCo at any time without prior written consent.

(c)

Enurement - The Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

(d)

Further Assurances - The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by the Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of the Agreement and carry out its provisions.

(e)

Execution and Delivery - The Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one.